Public ASML 2023 Fourth-Quarter and Full-Year results Veldhoven, the Netherlands January 24, 2024 ASML reports €27.6 billion net sales and €7.8 billion net income in 2023 2024 expected to be a transition year with sales similar to 2023 Exhibit 99.2

Public Page 2January 24, 2024 • Investor key messages • Business summary • Outlook • Financial statements Agenda

Public Page 3January 24, 2024 Investor key messages

Public Page 4January 24, 2024 Investor key messages • Global megatrends in the electronics industry, supported by a highly profitable and fiercely innovative ecosystem, are expected to continue to fuel growth across the semiconductor market • Growth in semiconductor end markets and increasing lithography intensity are driving demand for our products and services • ASML’s comprehensive product portfolio is aligned with our customers’ roadmaps, delivering cost effective solutions in support of all applications from leading edge to mature nodes • Based on different market scenarios1 as presented during our Investor Day in November 2022, we modeled an opportunity to reach annual revenue in 2025 between approximately €30 billion and €40 billion, with a gross margin between approximately 54% and 56% and in 2030 an annual revenue between approximately €44 billion and €60 billion, with a gross margin between approximately 56% and 60% • ASML and its supply chain partners are actively adding and improving capacity to meet current and future customer demand • We continue to execute our ESG Sustainability strategy and will share the latest progress and actions to reach our targets in our integrated Annual Report 2023, to be published on February 14, 2024 • We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks 1 based on third party research and our assumptions

Public Page 5January 24, 2024 Business summary

Public Page 6January 24, 2024 2023 - Business summary ASML achieved a sales growth of 30%, reflecting the continued strong global demand for our products: • Net sales grew to €27.6 billion at 51.3% gross margin • Net income at €7.8 billion resulted in an EPS of €19.91 EUV lithography: • EUV system sales grew 30% to €9.1 billion, recognized revenue on 53 systems and shipped 42 systems • Shipped the first modules of the first High NA EUV EXE:5000 system DUV lithography: • DUV system sales grew 60% to €12.3 billion, recognized revenue on 396 systems of which 32% immersion systems • Shipped the first NXT:1980Fi immersion systems as well as the XT:400M i-line systems Applications: • Our Metrology & Inspection systems sales declined 19% to €536 million due to lower YieldStar systems sales • Shipped the first YieldStar 500 systems Installed Base1: • Our Installed Base business declined 2% to €5.6 billion due to lower upgrade business Capital return: • Returned €3.3 billion to shareholders through dividends and share buybacks 1 Installed Base Management equals our net service and field option sales

Public Page 7January 24, 2024 Shipped 1st modules of 1st High NA EUV EXE:5000 system Increased NA enables cost effective shrink with increased transistor density

Public Page 8January 24, 2024 1 Installed Base Management equals our net service and field option sales 2 Income from operations as a percentage of Total net sales 3 Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted. Q4 results summary • Net sales of €7.2 billion, net system sales of €5.7 billion, Installed Base Management1 sales of €1.6 billion • Gross margin of 51.4% • Operating margin2 of 33.1% • Net income as a percentage of net sales of 28.3% • Earnings per share (basic) of €5.21 • Net bookings3 of €9.2 billion ◦ including EUV bookings of €5.6 billion Numbers have been rounded for readers' convenience.

Public Page 9January 24, 2024 Net system sales breakdown (Quarterly) Q4’23 Net system sales €5,683 million Q3’23 Net system sales €5,308 million

Public Page 10January 24, 2024 2023 Net system sales €21,939 million 2022 Net system sales €15,430 million Net system sales breakdown (Yearly)

Public Page 11January 24, 2024 Logic Memory Installed Base Management1 1 Installed Base Management equals our net service and field option sales Total net sales € million by End-use

Public Page 12January 24, 2024 Net systems bookings1 activity by End-use Q4’23 net system bookings €9,186 million Q3’23 net system bookings €2,602 million 1 Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.

Public Page 13January 24, 2024 • ASML intends to declare a total dividend for the year 2023 of €6.10 per ordinary share. An interim dividend of €1.45 per ordinary share will be made payable on February 14, 2024 • Recognizing this (third) interim dividend and the two interim dividends of €1.45 per ordinary share paid in 2023, this leads to a final dividend proposal to the General Meeting of €1.75 per ordinary share • In Q4 2023 no shares were purchased Capital return to shareholders Share buyback Dividend paid Third interim and final dividend for a year are paid in the subsequent year Total dividend Interim dividend (paid) Interim dividend (to be paid) Proposed final dividend

Public Page 14January 24, 2024 Outlook

Public Page 15January 24, 2024 Outlook Q1 • Net sales between €5.0 billion and €5.5 billion, including ◦ Installed Base Management1 sales of around €1.3 billion • Gross margin between 48% and 49% • R&D costs of around €1,070 million • SG&A costs of around €300 million 2024 • Similar net sales with a slightly lower gross margin, relative to 2023 • Estimated annualized effective tax rate between 16% and 17% 1 Installed Base Management equals our net service and field option sales

Public Page 16January 24, 2024 Financial Statements

Public Page 17January 24, 2024 2019 2020 2021 2022 2023 Net sales 11,820 13,979 18,611 21,173 27,559 Gross profit 5,280 6,798 9,809 10,700 14,136 Gross margin % 44.7 48.6 52.7 50.5 51.3 Other income 1 — — 214 — — R&D costs (1,968) (2,201) (2,547) (3,254) (3,981) SG&A costs (521) (545) (726) (946) (1,113) Income from operations 2,791 4,051 6,750 6,501 9,042 Operating income as a % of net sales 23.6 29.0 36.3 30.7 32.8 Net income 2,592 3,554 5,883 5,624 7,839 Net income as a % of net sales 21.9 25.4 31.6 26.6 28.4 Earnings per share (basic) € 6.16 8.49 14.36 14.14 19.91 Earnings per share (diluted) € 6.15 8.48 14.34 14.13 19.89 Lithography systems sold (units) 2 229 258 309 345 449 Net bookings 3 11,740 11,292 26,240 30,674 20,040 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience. Consolidated statements of operations € million Year on Year 1 Other income includes the gain on the sale of Berliner Glas subsidiaries 2 Lithography systems do not include metrology and inspection systems 3 The sum of quarterly net bookings over the full year. Our 2019 systems net bookings include 1 EUV and 1 DUV order shipped to our collaborative Research Center (Imec). These systems were not recognized in revenue.

Public Page 18January 24, 2024 Consolidated statements of operations € million Quarter on Quarter Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 Net sales 6,430 6,746 6,902 6,673 7,237 Gross profit 3,311 3,413 3,544 3,462 3,717 Gross margin % 51.5 50.6 51.3 51.9 51.4 R&D costs (906) (948) (1,000) (992) (1,041) SG&A costs (280) (260) (281) (288) (284) Income from operations 2,125 2,205 2,263 2,182 2,392 Operating income as a % of net sales 33.0 32.7 32.8 32.7 33.1 Net income 1,817 1,956 1,942 1,893 2,048 Net income as a % of net sales 28.2 29.0 28.1 28.4 28.3 Earnings per share (basic) € 4.60 4.96 4.93 4.81 5.21 Earnings per share (diluted) € 4.60 4.95 4.93 4.81 5.20 Lithography systems sold (units) 1 106 100 113 112 124 Net bookings 2 6,316 3,752 4,500 2,602 9,186 1 Lithography systems do not include metrology and inspection systems. 2 Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 19January 24, 2024 2019 2020 2021 2022 2023 Cash and cash equivalents, beginning of period 3,121 3,532 6,049 6,952 7,268 Net cash provided by (used in) operating activities 3,276 4,628 10,847 8,487 5,443 Net cash provided by (used in) investing activities (1,158) (1,352) (72) (1,029) (2,689) Net cash provided by (used in) financing activities (1,712) (753) (9,892) (7,138) (3,003) Effect of changes in exchange rates on cash 5 (5) 20 (4) (14) Net increase (decrease) in cash and cash equivalents 411 2,517 903 316 (263) Cash and cash equivalents, end of period 3,532 6,049 6,952 7,268 7,005 Short-term investments 1,186 1,302 638 108 5 Cash and cash equivalents and short-term investments 4,718 7,351 7,590 7,376 7,010 Purchases of property, plant and equipment and intangible assets (885) (1,001) (940) (1,319) (2,196) Free cash flow 1 2,391 3,627 9,906 7,168 3,247 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience. Consolidated statements of cash flows € million Year on Year

Public Page 20January 24, 2024 Consolidated statements of cash flows € million Quarter on Quarter Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 Cash and cash equivalents, beginning of period 3,153 7,268 6,648 6,341 4,976 Net cash provided by (used in) operating activities 5,351 734 385 1,128 3,197 Net cash provided by (used in) investing activities (364) (436) (545) (1,090) (617) Net cash provided by (used in) financing activities (859) (916) (137) (1,406) (545) Effect of changes in exchange rates on cash (13) (2) (10) 3 (6) Net increase (decrease) in cash and cash equivalents 4,115 (620) (307) (1,365) 2,029 Cash and cash equivalents, end of period 7,268 6,648 6,341 4,976 7,005 Short-term investments 108 5 5 5 5 Cash and cash equivalents and short-term investments 7,376 6,653 6,346 4,981 7,010 Purchases of property, plant and equipment and intangible assets (466) (539) (544) (510) (602) Free cash flow 1 4,885 194 (161) 618 2,595 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 21January 24, 2024 Assets 2019 2020 2021 2022 2023 Cash & cash equivalents and short-term investments 4,718 7,352 7,590 7,376 7,010 Net accounts receivable and finance receivables 2,773 3,421 4,597 6,680 5,774 Contract assets 231 119 165 132 240 Inventories, net 3,809 4,569 5,179 7,200 8,851 Loan receivable — — 124 364 929 Other assets 1,673 1,753 1,886 2,383 2,230 Tax assets 624 739 1,141 1,706 2,873 Equity method investments 833 821 893 924 920 Goodwill 4,541 4,629 4,556 4,556 4,589 Other intangible assets 1,105 1,049 952 842 742 Property, plant and equipment 1,999 2,470 2,983 3,944 5,493 Right-of-use assets 324 345 165 193 307 Total assets 22,630 27,267 30,231 36,300 39,958 Liabilities and shareholders' equity Current liabilities 4,694 6,604 12,298 17,983 16,275 Non-current liabilities 5,344 6,798 7,792 9,506 10,231 Shareholders' equity 12,592 13,865 10,141 8,811 13,452 Total liabilities and shareholders' equity 22,630 27,267 30,231 36,300 39,958 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience. Consolidated balance sheets € million Year on Year

Public Page 22January 24, 2024 Consolidated balance sheets € million Quarter on Quarter Assets Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 Cash & cash equivalents and short-term investments 7,376 6,653 6,346 4,981 7,010 Net accounts receivable and finance receivables 6,680 4,862 5,686 5,682 5,774 Contract assets 132 236 193 267 240 Inventories, net 7,200 7,392 7,734 8,379 8,851 Loan receivable 364 364 364 921 929 Other assets 2,383 2,735 2,912 2,776 2,230 Tax assets 1,706 1,921 2,275 2,681 2,873 Equity method investments 924 970 1,040 1,094 920 Goodwill 4,556 4,556 4,556 4,583 4,589 Other intangible assets 842 814 789 757 742 Property, plant and equipment 3,944 4,355 4,728 5,093 5,493 Right-of-use assets 193 290 306 300 307 Total assets 36,300 35,148 36,929 37,514 39,958 Liabilities and shareholders' equity Current liabilities 17,983 16,948 16,755 16,310 16,275 Non-current liabilities 9,506 8,413 9,569 9,209 10,231 Shareholders' equity 8,811 9,787 10,605 11,995 13,452 Total liabilities and shareholders' equity 36,300 35,148 36,929 37,514 39,958 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 23January 24, 2024 This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends, including expected demand, utilization, inventory levels, backlog, bookings, expected recovery in the semiconductor industry and expected timing thereof, assumptions and expectations with respect to fast shipments, plans to increase capacity, outlook and expected financial results, including expected results for Q1 2024, including net sales, gross margin, R&D costs, SG&A costs, expected results for full year 2024, including expectations with respect to revenue and gross margin and estimated annualized effective tax rate, expectations with respect to sales by market segment and EUV, non-EUV and IBM sales and expected drivers thereof, and other full year 2024 expectations, expectations with respect to revenue growth in 2025 and expected drivers thereof, statements made at our 2022 Investor Day, including revenue and gross margin opportunity for 2025 and 2030, statements with respect to export control policy and regulations and expected impact on us, expectation to return significant amounts of cash to shareholders through growing dividends and share buybacks, including the amount of shares intended to be repurchased under the program and statements with respect to dividends, statements with respect to our ESG goals and strategy and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “opportunity”, “potential” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, customer demand and semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, utilization and inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic uncertainty on the semiconductor industry, the impact of inflation, interest rates, geopolitical developments, the impact of pandemics, performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, constraints and logistics, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, and constraints on our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push outs and restrictions on shipment of ordered systems under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems to certain customers, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares repurchased under our share repurchase programs, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements

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